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Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	2009	2008	2007	2006	2005
Pre-tax income—continuing operations	$214,632	$151,304	$132,626	$93,756	$66,383
Pre-tax income—discontinued operations	—	—	—	15,995	15,583
Pre-tax gain on sale of discontinued operations	—	—	—	77,777	—

Total pre-tax income	$214,632	$151,304	$132,626	$187,528	$81,966

Fixed charges
Interest expense	$19,937	$23,694	$20,480	$12,821	$10,983
Amortization of debt costs	1,325	1,048	2,471	917	897
Imputed interest on rent expense	2,730	2,374	1,927	1,391	1,391
Interest credited to contractholders	4,284	14,736	17,819	18,346	19,069

Total fixed charges	$28,276	$41,852	$42,697	$33,475	$32,340

Computation
Total earnings and fixed charges	$242,908	$193,156	$175,323	$221,003	$114,306

Ratio of earnings to fixed charges	8.59	4.62	4.11	6.60	3.53

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  Exhibit 12.1
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES